CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

RECEIVED
2008 MAR 27 A 8:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/0445/08/LTR

25 March 2008

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America [redacted]

BY COURIER

SUPPL

08001503

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcements dated:

- 10 March 2008 (*Notice of a New Substantial Shareholder's Interest*);
- 12 March 2008 (*CBM's Integrated Facilities Management Joint Venture with Gulf Industrial Services Co. in Abu Dhabi, UAE*); and
- 13 March 2008 (*Notification on Changes in Subsidiaries and Associated Companies*).

Yours faithfully

PROCESSED
MAR 31 2008
THOMSON FINANCIAL

RECEIVED
2008 MAR 27 A 8:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ENID LING
Manager
(Corporate Secretarial Services)

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) (By Fax Only)
Ms Catherine Loh

K:\EL-Team\Irise's Folder\Ltr 2008\ADR\0350-sec(adr).doc(EL/kw)

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
www.cdl.com.sg

Notice of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	10-Mar-2008 17:16:41
Announcement No.	00049

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	07-03-2008
2.	Name of Substantial Shareholder *	Aberdeen Asset Management Asia Limited ("AAMAL")

3. Please tick one or more appropriate box(es): *

- Notice of a New Substantial Shareholder's Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	06-03-2008
2.	Name of Registered Holder	Shares held by various custodians (Refer to Annex B)
3.	Circumstance(s) giving rise to the interest or change in interest	Open Market Purchase
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	0
As a percentage of issued share capital	0 %
No. of Shares which are subject of this notice	45,489,871
As a percentage of issued share capital	5.0027 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	11.0487
No. of Shares held after the change	45,489,871

As a percentage of issued share capital	5.0027 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	0
As a percentage of issued share capital	0 %	0 %
No. of shares held after the change	0	45,489,871
As a percentage of issued share capital	0 %	5.0027 %

Footnotes

Percentages indicated in this notice refer to the percentage of issued ordinary shares of the Company.

% of issued ordinary shares before / after the change is based on 909,301,330 ordinary shares as at 6 March 2008.

No. of shares held without voting rights but with disposal rights (provided pursuant to the position taken by the Monetary Authority of Singapore for fund manager to disclose by way of segregated reporting the fund manager's interest in shares over which the fund manager has no voting rights but has disposal rights) : 25,587,817.

Attachments:

AnnexB.pdf
Total size = **29K**
(2048K size limit recommended)

Annex B - CITY DEVELOPMENTS SGD0.50 Notification of Substantial Shareholdings as at 03/06/2008

Custodian	Current Holdings
ABN AMRO Mellon Global Securities Services B.V.	420,000
BBH Investment Services (Japan) Inc	460,000
BNP Paribas Security Services - London	9,262,000
BNP Paribas Security Services - Luxembourg	19,400,779
BNP Paribas Security Services - Sydney	1,325,000
Brown Brothers Harriman HK Limited	444,092
Citibank - Singapore	250,000
HSBC Institutional Trust Services (Singapore) Limited	1,320,000
JP Morgan Chase & Co - London	500,000
JP Morgan Chase & Co - Singapore	2,150,000
Northern Trust - London	695,000
Northern Trust Company - Chicago	1,075,000
Northern Trust Custodial Services (Ireland) Limited	215,000
RBC Dexia Investor Services Limited	2,500,000
Royal Bank of Canada (Channel Islands) Limited	348,000
State Street Bank & Trust Company - London	5,125,000
Total shares with proxy voting rights	45,489,871
% of listed company's share capital	5.0027%

^ Holdings result from acqusition of Deutsche Asset Management UK entities.

Shares out (in million) * 909,301,330 (Source: Company)

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	12-Mar-2008 17:10:16
Announcement No.	00056

>> Announcement Details

The details of the announcement start here ...

Announcement Title * : CBM's Integrated Facilities Management Joint Venture with Gulf Industrial Services Co. in Abu Dhabi, UAE

Description: Please open the attached file in relation to the above.

Attachments:

CBM.pdf
Total size = **21K**
(2048K size limit recommended)

CITY DEVELOPMENTS LIMITED

12 March 2008

CBM'S INTEGRATED FACILITIES MANAGEMENT JOINT VENTURE WITH GULF INDUSTRIAL SERVICES CO. IN ABU DHABI, UAE

City Developments Limited's wholly-owned subsidiary, CBM International Pte. Ltd. ("CBM International"), has entered into a joint venture agreement today with Gulf Industrial Services Co., a Bin Hamoodah Group company, to set up a limited liability joint venture company in Abu Dhabi, United Arab Emirates. The joint venture company, in which CBM International will have a 49% interest, will provide integrated facilities management services and will tap into the facilities management market in the Emirates.

The joint venture agreement was signed at the 2nd Abu Dhabi-Singapore Joint Forum in Abu Dhabi.

About CBM International Pte. Ltd.

CBM International is the international arm of CBM Pte. Ltd., one of the top integrated facilities management companies in Singapore. Its services include engineering, environmental, security, car park operations and management, managing agent, training, consultancy, building maintenance and related services to commercial and residential properties.

About Gulf Industrial Services Co.

Gulf Industrial Services Co., a Bin Hamoodah Group company is one of the leading Electro-mechanical and service providers in the construction, oil, gas, water and power sectors in the UAE.

********************* *End* *********************

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	13-Mar-2008 17:09:43
Announcement No.	00050

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Notification on Changes in Subsidiaries and Associated Companies
Description	Please refer to the attached announcement on the above.
Attachments:	cdlann_130308.pdf Total size = **26K** (2048K size limit recommended)

CITY DEVELOPMENTS LIMITED
(Co. Reg. No.196300316Z)

NOTIFICATION ON CHANGES IN SUBSIDIARIES AND ASSOCIATED COMPANIES

The Board of Directors of City Developments Limited ("CDL" or the "Company") wishes to announce the following changes in subsidiaries within the Millennium & Copthorne Hotels plc ("M&C") Group and City e-Solutions Limited ("CES") Group:

1) **M&C Group**

(a) Republic Hotels & Resorts Limited ("RHRL"), an indirect subsidiary of M&C has on 29 August 2007 incorporated a wholly-owned subsidiary in Singapore known as Hospitality Ventures Pte. Ltd. ("HVPL"). The principal activity of HVPL is that of investment holding.

(b) M&C Hotels Holdings Limited, an indirect subsidiary of M&C has on 4 October 2007 incorporated a wholly-owned subsidiary in Mauritius known as M&C (Mauritius) Holdings Limited ("M&C (Mauritius)"). The principal activity of M&C (Mauritius) is that of investment holding.

(c) M&C (Mauritius) has in turn on 8 October 2007 incorporated a wholly-owned subsidiary in Singapore, M&C (India) Holdings Pte. Ltd. ("M&C (India)"). The principal activity of M&C (India) is that of investment holding.

(d) Millennium & Copthorne Hotel Holdings (Hong Kong) Limited, an indirect subsidiary of M&C, has on 9 October 2007 acquired a wholly-owned subsidiary incorporated in Barbados known as Zillion Holdings Limited ("Zillion Holdings"). The principal activity of Zillion Holdings is that of investment holding.

(e) Zillion Holdings has on 9 October 2007 acquired a 30% interest in a joint venture company incorporated in The People's Republic of China known as Beijing Fortune Hotel Co. Ltd. ("Beijing Fortune"). The principal activity of Beijing Fortune is that of planning and development of hotel projects, construction, management and sale of apartments and buildings.

(f) Millennium & Copthorne Hotels New Zealand Limited, a subsidiary of M&C, has on 27 September 2007 incorporated a wholly-owned subsidiary in New Zealand known as MCHNZ Investments Limited ("MCHNZ"). The principal activity of MCHNZ is that of investment holding.

(g) MCHNZ has on 1 October 2007 acquired a 24.5% interest in a joint venture company incorporated in the British Virgin Islands known as First Sponsor Capital Limited (formerly known as Sonata International Investment Limited). The principal activity of First Sponsor Capital Limited is that of investment holding.

(h) First Sponsor Capital Limited has on 1 October 2007 acquired a wholly-owned subsidiary in Cayman Islands known as Idea Valley Investment Holdings Ltd ("Idea Valley"). The principal activity of Idea Valley is that of investment holding.

...2/-

(i) Idea Valley has on 7 November 2007 acquired a wholly-owned subsidiary incorporated in Hong Kong known as Idea Valley Corporation Limited ("Idea Valley Corporation"). The principal activity of Idea Valley Corporation is that of investment holding.

(j) Idea Valley has on 19 November 2007 also acquired a wholly-owned subsidiary incorporated in Hong Kong known as Idea Valley Holdings Company Limited (formerly known as Idea Valley Development Company Limited) ("Idea Valley Holdings"). The principal activity of Idea Valley Holdings is that of investment holding.

2) **<u>CES Group</u>**

(a) MindChamps Holdings Pte. Ltd., a jointly-controlled entity of CES, has on 7 November 2007 incorporated a wholly-owned subsidiary in Hong Kong known as MindChamps (Hong Kong) Limited whose principal activity is that of teaching the art of learning.

(b) Tune Hospitality Investments FZCO, an associated company of CES, has on 26 November 2007 acquired a wholly-owned subsidiary in Malaysia known as THI Sdn Bhd whose principal activity is that of property developer and owner of hotels.

By Order of the Board

Enid Ling Peek Fong
Company Secretary

Date: 13 March 2008

END